Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

and

Rio Tinto Limited

Commission File No.: 000-201222

The following is a transcript of a presentation by Don Argus, Chairman, BHP Billiton and Marius Kloppers, Chief Executive Officer, BHP Billiton on November 12, 2007 and made available on www.bhpbilliton.com on November 15, 2007.

DISCLAIMER

This document has been prepared by BHP Billiton Ltd and BHP Billiton Plc (“BHP Billiton”) and comprises a transcript of a transcript concerning BHP Billiton and its proposed combination with Rio Tinto Ltd and Rio Tinto Plc (“Rio Tinto”). By reviewing this transcript you agree to be bound by the following conditions.

The directors of BHP Billiton accept responsibility for the information contained in this transcript. Having taken all reasonable care to ensure that such is the case, the information contained in this transcript is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the transcript or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith.

This transcript is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from

BHP Billiton

Analyst Presentation

Proposed Combination With Rio Tinto To Unlock Value

12 November 2007

such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Neither this transcript nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Canada or Japan. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.

This transcript is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or (iii) are outside the United Kingdom (all such persons being referred to as “relevant persons”). This transcript must not be acted on or relied on by persons who are not relevant persons.

Information about Rio Tinto and Alcan Inc. (“Alcan”) included in this transcript is based on public information which has not been independently verified. Certain statistical and other information about BHP Billiton included in this transcript is sourced from publicly available third party sources. As such it presents the views of those third parties, but may not necessarily correspond to the views held by BHP Billiton.

It is possible that this transcript could or may contain forward looking statements that are based on current expectations or beliefs, as well as assumptions about future events. Reliance should not be placed on any such statements because of their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and BHP Billiton’s plans and objectives, to differ materially from those expressed or implied in the forward looking statements.

None of the statements concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this transcript should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current or future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are BHP Billiton’s ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

BHP Billiton does not undertake any obligation (except as required by law, the Listing Rules of ASX Limited or the rules of the UK Listing Authority and the London Stock Exchange) to revise or update any forward looking statement contained in this transcript, regardless of whether those statements are affected as a result of new information, future events or otherwise.

BHP Billiton

Analyst Presentation

Proposed Combination With Rio Tinto To Unlock Value

12 November 2007

This transcript does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

In connection with BHP Billiton’s proposed combination with Rio Tinto by way of the proposed Schemes of Arrangement (“Schemes”), the new BHP Billiton shares to be issued to Rio Tinto shareholders under the terms of the Schemes have not been, and will not be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the new BHP Billiton shares have been, or (possibly with certain limited exceptions) will be, applied for in any jurisdiction of the United States. It is expected that the new BHP Billiton shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

In the event that the proposed Schemes do not qualify (or BHP Billiton otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the US Securities Act, BHP Billiton would expect to register the offer and sale of securities it would issue to Rio Tinto US shareholders and Rio Tinto ADS holders by filing with the SEC a Registration Statement (the “Registration Statement”), which will contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO SECURITIES AND ALL HOLDERS OF RIO TINTO ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

If and when filed, investors and security holders will be able to obtain a free copy of the Registration Statement, the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

BHP Billiton

Analyst Presentation

Proposed Combination With Rio Tinto To Unlock Value

12 November 2007

TRANSCRIPT BEGINS

Don Argus, Chairman, BHP Billiton

Good morning to you all in London and good evening to the Sydney participants. Thank you for being with us today. I have with me our Chief Financial Officer, Alex Vanselow, the CEO of Ferrous Coal Products, Marcus Randolph and also Karen Wood, our Group Executive and Chief People Officer; they will help with some of the questions later on. Finally, of course, we have Marius in London.

This is a significant event for us. As you know, we recently put a proposal to Rio Tinto to combine our two companies. Whilst the proposal and our request for discussion were rejected we do continue to seek an opportunity to progress the matter further and see if we can get together on a cooperative basis. I must stress that we have the highest regard for the Rio Tinto company and its people. It is a fine organisation with excellent assets and, of course, that is one of the reasons why we feel so strongly that the combination of the two would produce a better group for shareholders. In fact, we believe there is no other combination in the resources industry today that could produce as much value, not only for our customers and the shareholders, but also for the economies and the communities in the countries where we operate generally. Never before have the imperatives of our industry been so clear and I have heard a lot of people talk about consolidation in the industry the whole time I have been associated with it, because you do have the fact of demand continues to outstrip supply and if we are to play our part in meeting the demand we must take the decisions today that have the significant impact on the long term implications for the company generally.

In my letter to the Chairman of Rio Tinto, I said that we believe that the combination of BHP Billiton and Rio Tinto is the most logical and compelling consolidation opportunity for both companies. The fit in terms of commitment to safety, its values, its asset mix and the quality as well as the culture is without comparison. It remains my hope and the hope of the Board and the senior management team at BHP Billiton that we are able to have a constructive and cooperative dialogue with Rio Tinto. However, in the meantime, we have today announced the details of our proposal so that the shareholders in both companies can see this combination would unlock tremendous value for both. I will ask Marius to take you through the detail of that announcement today.

Marius Kloppers, Chief Executive, BHP Billiton

Slides 2, 3 and 4

Ladies and gentlemen, I know that many of you would not have had much notice of this meeting; I appreciate all of you coming in early this morning. We will have a reasonably comprehensive briefing; it will take some time, so I thank you once again for your attendance. We are presenting here today to you a proposal that we have put to the Rio Tinto Board to combine the two groups. We believe that this combination is compelling: it unlocks value which is otherwise not available, we are capable of completing and, most importantly, it is attractive for all the shareholders. We have a very special opportunity to share with you and thank you for spending time with us.

Slide 5

Before we start on the proceedings, I would like to briefly draw your attention to the disclaimer that is present in the material that you have received; you should read this carefully please.

BHP Billiton

Analyst Presentation

Proposed Combination With Rio Tinto To Unlock Value

12 November 2007

Slide 6

Let me start with an overview of the proposal. We approached the Rio Tinto Board on 1 November 2007 with a proposal to combine our two companies. We believe that the proposal presents a unique opportunity for unlocking value for our shareholders for three main reasons. The first of these is that it will allow us to optimise assets, infrastructure and resources in key basins where we overlap. Secondly, it will allow us to build a platform for better future growth. Thirdly, unlike most transactions in this industry, there are compelling synergy and benefits as a result of this combination. We regard the value unlocked as a combination of these elements as unprecedented in size and quantum when compared to other resources transactions. The proposal, as we will see, also provides very material benefits for our customers in terms of increased volumes and for the communities in which we work. While the proposal is certainly complex, we have worked in detail through all of its elements and our conclusion is that it is deliverable, that we can deliver this value pool to the combined set of shareholders.

Slide 7

Moving on to the proposal itself, you have seen the releases and you have the material, so I will recap. Importantly, it is an all share proposal. All Rio Tinto shareholders will continue to participate in the combined entity. The three-for-one exchange ratio results in Rio Tinto shareholders owning 41% of the combined group. You can calculate various things at various times as numbers move around, but based on the 30-day figures prior to when the approach was made, it values Rio Tinto at $153 billion; that is a 28% uplift to the volume weighted average closing price and is equivalent to the sums shown on this slide for the UK and Australian shares respectively. We have also stated that in order to optimise the capital structure of the combination we would propose to undertake a buyback of $30 billion. The proposal would be implemented by way of dual-interdependence schemes of arrangement each of which would be conditional upon the completion of the other.

In order to complete this arrangement we seek the support and recommendation of the Rio Tinto Board and we will continue to try to engage with them on this proposal.

Slide 8

Slide 9

In order to understand the most fundamental reason why we are interested in this combination we have to start with the demand for our products. Our view is unchanged from what we have presented to you over the last six years. The industrialisation and urbanisation of China and other emerging economies are fuelling demand for metals, minerals and energy product and shifting global usage patterns. We would like to talk a little bit about India as well: while China is currently receiving all the headlines, India exhibits similar fundamental characteristics, albeit perhaps 10 or 15 years behind China. The world overlooked the Chinese growth for a long time; in the same way, it can overlook India’s rapid growth off a relatively small base as well, but at some point it will become as visible as China is today. For your information, our sales to India in our fiscal year 2007 were the same in volume, approximately the same order of magnitude as the volume we sold into China just five years ago.

BHP Billiton

Analyst Presentation

Proposed Combination With Rio Tinto To Unlock Value

12 November 2007

Slide 10

Turning back to China for the moment, given that steel is the most fundamental demand of an economy that is industrialising, in this slide we have tried to illustrate the overwhelming importance of China’s steel production on a global level and China’s influence on global steel growth. The pace of change is incredible: 10 years ago China produced around 100 million tonnes per annum of steel,

13% of the world total at that time, and the same as the US approximately. In 2006, China accounted for over one-third of global steel production versus 8% for the US. The Chinese steel industry is now four times the size of the US steel industry and is still growing rapidly; 65% of the global growth in steel production over the last 10 years has come from China, while the US steel production has been virtually unchanged.

Slide 11

How do we think about this demand growth? We expect the demand growth to continue and continue for a long time. On this slide we have plotted the annual steel usage per capita (Y axis) versus the purchasing power parity GDP (X axis). What you see is that there a linear relationship between, in this case, steel usage per capita and GDP per capita and that that linear relationship holds until about $15,000 of GDP per capita. What that means is that most of the materials-intensive infrastructure is added early in the industrialisation cycle. Also, as people become wealthier, they increase and they trade their bicycle for a motorcycle, for a motor car, fill their house with consumer durables, get a larger dwelling, and so on. You can see that currently China has a purchasing power parity GDP of about $6,500. There is a long way to go to $15,000 and there is a lot of growth to come over many years for the products that the combination will produce. India (the blue dot on the slide) is perhaps 10-15 years behind, but as you can see, this path is a well trodden one by other industrialising economies.

Therefore, we believe in a world where more than two billion people are entering the industrial age and we have said this for a long time. The demand outlook continues to be strong and the real challenge for our industry is how we supply product to meet that demand.

Slide 12

Slide 13

We have spoken about the three ways in which we are going to unlock value; let us examine them. We have spoken about the first point, optimising mineral basins and infrastructure and I will give an example in a moment. Combining things that find themselves in the same geography producing the same product allows us to lower the cost of production and, very importantly, unlock material volume growth at a quicker, more rapid pace than would have otherwise been possible.

Secondly, we will create in this combination an enhanced platform for further growth. We will deploy scarce resources to the highest value opportunity. We will high grade the portfolios, doing the highest value things more quickly and we will show that we are better positioned as a partner of choice for governments and other key stakeholders. In addition, we can manage development better.

BHP Billiton

Analyst Presentation

Proposed Combination With Rio Tinto To Unlock Value

12 November 2007

Finally, and this is unique in this transaction, synergies and combination benefits derived from economies of scale and de-duplication of overheads and non-divisional operating costs. However, perhaps the most important is being able to deliver more volume, more tonnage to customers more quickly in the combination than otherwise would have been possible.

These are three very important points and I would like to examine each one of them in turn in more depth.

Slide 14

This slide shows all of the basins in which we operate. The overlap in assets between these two companies is simply unique and from that comes a unique proposition to unlock value through more efficient development of resources and the usage of infrastructure. In particular, I want to highlight the overlap and complementarity of our Western Australian iron ore businesses; the complementarity of our New South Wales and Queensland coal operations; the optimisation opportunities for our combined Southern African titanium slag businesses; the opportunities in the North American copper business; and the proximity of our mines in the Canadian diamond business.

Slide 15

Let me illustrate that with an example and take the Western Australian iron ore illustration. If we turn to our respective iron ore operations in Western Australia, currently both companies are working hard to increase our respective volumes to meet the significant demand that exists. There are two points that I would like to emphasise here. Firstly, we are developing our resources in close proximity to each other and transporting product down two, sometimes three independent logistical systems. We believe that there are significant opportunities to accelerate volume growth by the better matching of resource to infrastructure in the combination. Furthermore, if we look at the bottom diagram on this slide, you will see one example that we have highlighted, which is the Yandicoogina operations where the deposit is located in an older riverbed and that is why it meanders. You can see that the lease boundaries cut the resource in two, stranding some of these things and making them unavailable. The ability to remove this artificial boundary constraint on the checkerboard pattern of lease areas will liberate the loops that we have here, put them in reach of infrastructure and lead to more efficient development and longer mine life. The net benefit to our customers will be more product more quickly and at a lower cost.

Slide 16

We need to take a look not only at current operations, but also at future growth. In addition to the opportunities that arise in relation to existing assets and infrastructure, an important source of value for the combination would be in those provinces of future development. We have highlighted on this slide the key areas where we think important growth opportunities for the combined business will be yielded. A number of these areas are prospectively attractive, but also prospectively challenging in terms of high infrastructure cost.

BHP Billiton

Analyst Presentation

Proposed Combination With Rio Tinto To Unlock Value

12 November 2007

I want to step back in time here a little bit and take a look at a few examples which will clearly illustrate how combined asset ownership and the benefits of that is clear when you look at how things have been developed in the past. In particular, I want to point out the developed Diavik and Ekati next to each other, independently locking in higher capital cost and higher operating cost. In Chile, between BHP Billiton, Rio Tinto and Barrick we have managed to develop Escondida and Zaldivar right next to each other with an artificial boundary running right from the middle, not smart, of our ultimate pit in Escondida.

I have already shown the Yandi operation, where we are exploiting this resource in a completely sub-optimal manner. In each one of these instances, separate ownership resulted in duplicated and higher cost infrastructure and higher operating costs, which are ongoing to this day. This could have been avoided under single ownership.

History has show that the two companies target assets in the same areas. They target the same sorts of assets. Events of the sort that I have just illustrated will occur again. This means that we will see the same inefficiency and so on, in the future, that we have seen in the past. Together though, we have a much better chance of developing those resources in a way that optimises assets and infrastructure and, importantly, because of the size and scale of the combined entity, we could take a more ambitious view and more efficient way than either of the companies could take separately.

Slide 17

There is no better example to illustrate this effect than looking at what we are trying to do between the two companies in Guinea. Guinea is an interesting country. It contains the type of tier-one opportunities that Rio Tinto and BHP Billiton target. It contains approximately one third of the world’s bauxite and very material under-developed, high-quality, low-impurity iron ore deposits. Therefore, it is not a surprise that BHP Billiton is currently leading the development of the integrated bauxite and alumina complex, costing some $3-4 billion, that it has future options in our Boflan Santu[?] project in bauxite there and that Rio Tinto also has bauxite and alumina options there. Likewise, on the iron ore side, both Rio Tinto in its Simandou project and BHP Billiton in its Mt Nimba project are actively maturing the development of that iron ore province. Again, there are development options that will cost billions of dollars.

If we put this together, success in the combined BHP Billiton in Guinea will accrue massive benefits to the people of Guinea, open up opportunities for the company in what could be a very material core set of assets and, most importantly, we have a much better chance of doing them efficiently and effectively together.

The likelihood of doing optimal development is greatly increased in combination and this situation is not unique to Guinea. We seek the same points, in the same places all around the world.

Slide 18

Let us talk a little about synergies and combination benefits. The synergies and combination benefits of this proposal are very compelling: we have done a very, very detailed study on how to unlock these financial benefits and there are financial benefits available here that one does not normally see in this sector.

BHP Billiton

Analyst Presentation

Proposed Combination With Rio Tinto To Unlock Value

12 November 2007

Incremental EBITDA is estimated at $3.7 billion per year from a combination of revenue and cost benefits. We will draw into that and take a deeper look at that as we move forward. Cost savings can be achieved relatively quickly and the full run rate of $1.7 billion can be achieved by year three. The revenue benefits will make a major contribution from year four and essentially by year seven we will have the full run rate of $2 billion per year. One-off implementation costs would be in the order of $0.65 billion and they would be incurred in the first two years.

I would like to note that, while $3.7 billion per year denotes the financial benefits that we have qualified and quantified, it would be our expectation that, given the size and scale of the companies that we are trying to put together, there would be a range of other benefits that flow from the combination, the more you peel back and dig in. We have experienced that from our good track record in the creation of our own plc. and from the integration of Western Mining Corporation (WMC) a few years ago.

Slide 19

Let us take a slightly closer look at the anticipated cost savings of $1.7 billion. We can divide this into a couple of categories. Firstly, there are operating cost savings, primarily from economies of scale in operations and procurement of goods and services. This would account for approximately half of the total cost savings, as you can see on the slide. Secondly and thirdly, we are combining companies with substantial overlap and there are substantial possibilities for ‘deduplication’ at the corporate and divisional levels in areas such as head office administration, marketing, exploration, technology, business development, and so on, which at approximately one quarter each count for the other half of the cost synergy.

Slide 20

We have a track record, from the past in bringing WMC into the plc., of delivering these types of savings with a high degree of certainty. When we look at the other half of the synergies of $2 billion, that is revenue synergies, the most important point to note is that these come from volume, not price. The greatest value would be the acceleration of volumes from the combined iron ore business made possible by the matching of infrastructure, described previously. In addition, similar, important but smaller opportunities exist in New South Wales coal, the Canadian coal assets, Canadian diamonds assets, which is coal in a different form, Richards Bay Minerals (RBM), QIT-Madagascar Minerals and Corridor Sands. These benefits, as we stated, will deliver a major impact by year four. We obviously have to combine them. We will hit our full run rate by year seven.

Putting these together, we see that the quantifiable pool of $3.7 billion of EBITDA is very, very material, indeed. We understand the unique value of this value pool; we understand that it must be shared between two sets of shareholders. We propose the material premium to the Rio Tinto shareholders as the key to unlocking this value, which is not available if we keep these two companies apart. However, we have approached this in a very disciplined manner and will continue to do so. It only makes sense for the board, with a combined set of shareholders, to secure both sets of shareholders a fair proportion of this value pool. Again, it is a compelling value proposition.

BHP Billiton

Analyst Presentation

Proposed Combination With Rio Tinto To Unlock Value

12 November 2007

Slide 21

What about our strategy and our investment proposition? How does this really fit? What we will talk about in the next section is what we call the ‘creation of an industry super-major’. As you well know, we do not seek scale for scale’s sake. It is all about value. However, I will show you, over the course of the next few slides, how the proposition that we are making falls squarely within the mainstream of the strategy that had guarded BHP Billiton for the last six or seven years in virtually unchanged form. It will also continue to guard the combination.

Slide 22

Slide 23

What do we do? We target large, low-cost assets consistently profitable through the cycle. We will show, on each of these elements, how the combination satisfies that. We focus on the upstream part of the value chain. We maintain a portfolio that is diversified by product, customers and geography, which importantly reduces cash flow volatility. We focus on developing a large portfolio of growth options. We focus on globally traded products.

And we maintain highest standards of ethics, safety and environmental practices, which positions us as the preferred employer and the preferred partner. Our investment proposition has been and will continue to be a simple one, characterised by stable cash flows through the cycle plus growth. This is a very different value proposition from that which is normally anticipated from a commodities company which has volatile cash flows and no growth.

Slide 24

Let us look at how the combination fits the strategy and brings together the definitive set of assets in terms of cost per position, scale, diversification, intrinsic fiscal stability and embedded growth. In terms of how the combined business will be placed, the vast majority of the assets will have a cost curve position far below the marginal producer that sets prices in this industry.

Slide 25

In terms of the combined group’s share of the world top 10 assets, it will have an unmatched portfolio of large, tier one, long-life assets.

Slide 26

We have spoken about stability of cash flow proposition. Diversification of product and geography helps provide consistent earnings, not withstanding the price movements of individual products. The combined businesses bring together the more aluminium-weighted Rio Tinto portfolio with the more nickel and energy-product-weighted portfolio of BHP Billiton.

BHP Billiton

Analyst Presentation

Proposed Combination With Rio Tinto To Unlock Value

12 November 2007

Slide 27

The resulting combination is expected to unlock a cash flow at risk proposition significantly lower than the volatility of Rio Tinto alone and even lower than the already low cash flow at risk value of BHP Billiton. The combination has a predominance of assets in developed and fiscally stable countries, further reducing cash flows. 90% of assets are located in Australia, North America and Europe, reducing the risk to cash flows and providing the basis for growth.

Slide 28

BHP Billiton recently showed 33 projects totalling $21 billion in execution and feasibility and $50 billion in growth prospects or options. This combination adds significantly to the pipeline. The unique value of combining these portfolios is the decades of high-quality growth that can be progressively delivered across the dimensions of geography, commodity and time horizon. The resulting entity will be definitively positioned in terms of taking advantage of the options for growth and demand. Our approach would be to high-grade that portfolio and do the best options from the combined portfolio more quickly.

Slide 29

In summary, the combination will have a superior portfolio of low-cost, large-scale, upstream assets diversified by commodity, principally located in stable countries with a superb growth portfolio. It would be a super major. Similarly, in the way the value would be expressed, it would be a very special company, ranking in the top five in the world in terms of market value; 2007 pro forma EBITDA of $40 billion; increased index weighting in the UK and Australia because we are maintaining both legs of the DLC; and targeting a single A credit rating. We think this would be a core investment holding with an absolutely unique exposure to global growth.

Slide 31

In terms of shareholders, we have said all along this is about value. Rio Tinto shareholders will benefit in two ways: they get an uplifted share at 41% of the combined entity, and a pro rata share of the incremental value unlock we have shown and anything else we can achieve beyond that. No Rio Tinto shareholder would be forced to exit, and there would be capital gains tax (CGT) rollover relief for eligible shareholders. It is anticipated that the combined companies’ balance sheet strength would enable us to do a $30 billion buy back in order to optimise the capital structure. We would continue to do ongoing capital management and we intend to maintain the progressive dividend policy that BHP Billiton has in place. Rio Tinto shareholders can achieve all this only by this combination.

Slide 32

This is a value proposition that unlocks value for all shareholders of Rio Tinto and BHP Billiton. Just as for Rio Tinto, BHP Billiton shareholders will see this value only through this combination. We are proposing to build a company with a strengthened portfolio and growth profile, able to deliver consistent and attractive returns over the long run, irrespective of commodity price movements. It would be accretive in terms of cash flow per share and earnings per share (EPS). No other resources company combination we have reviewed delivers nearly the same comparable value.

Stakeholders

BHP Billiton

Analyst Presentation

Proposed Combination With Rio Tinto To Unlock Value

12 November 2007

Slide 33

We also have to talk about the broader community of stakeholders. We have shown how a substantial proportion of the value unlock comes from producing more product more quickly. In a world where shortages of product exist as a result of the step change in demand we have illustrated, bringing more product to market more quickly has material benefits for customers. Additionally, the combination will make expanded product ranges available and more logistical options, increasing security of supply. The creation of a financially strong entity with the capacity to invest in new geographies will bring long-term benefit to customers.

We greatly respect Rio Tinto. Rio Tinto and BHP Billiton differentiate themselves from others on the basis of sustainability, safety, environmental and community performance. The combination will further enable us to adopt best practice in these respects across all operations, enhancing the value to current and prospective communities we operate in. Together, the value proposition for existing and prospective employees will also be compelling.

Slide 34

So far, we have spoken about quantifiable synergies and value uplift. I would like to consider corporate renewal from the perspective of the significant returns BHP and Billiton have both achieved for their shareholders over the last couple of years. BHP Billiton has generated a materially high return over this period. We believe strongly that our own merger in 2001 was a catalyst for corporate change and a stimulus for the enhanced return we see. Similarly, this combination can be a stimulus for corporate renewal.

Slide 35

This is a natural fit and the integration risk is low. We share similar heritage, culture, values and strategy; we also share 60-70% of our shareholders. This implies minimal risk as we forge one company with a best-of-breed team. BHP Billiton has good experience in forging one company out of many parts.

Slide 36

This proposal is also deliverable. As indicated, a precondition to the proposal is regulatory approval including anti-trust. This is an issue to which we have applied much care and analysis and taken expert advice. It is a complex and important topic. On the basis of the analysis we and our advisers have undertaken, we believe that we have a strong case to make. It is likely that the primary focus will be on iron ore and we believe the combined share of the contestable iron ore market, including some of the Chinese production, will be about 27% on a global basis. The combined assets are low cost, especially compared to the price setting marginal assets. In the context of strong demand, the combination would have a strong economic incentive to maximise current production and continue to invest to grow production. A significant part of shareholder value comes from accelerating volume and serving customers better. To work through the anti-trust issues fully will involve regulators across a variety of jurisdictions and we expect it will take some time, perhaps 9-12 months. We are confident in our ability to address any concerns they might raise, built on the basis of very thorough analysis and detailed study.

Slide 37

I outlined the key terms of the proposal earlier. I want to highlight one aspect: this is an all-share proposal with a three-to-one exchange rate. The Limited shareholders will each get Limited shares. Rio Tinto Plc shareholders will receive 80% Plc and 20%

BHP Billiton

Analyst Presentation

Proposed Combination With Rio Tinto To Unlock Value

12 November 2007

Limited shares on a mix and match basis, placing the Limited and Plc shares respectively into the hands of those that want them. As a result, we believe the combined business will benefit from greater alignment of the income-producing assets with a register weight which over time has multiple benefits.

Slide 38

The proposal is subject to the endorsement and support of the Rio Tinto board and other approvals including regulatory and shareholder votes. Importantly, we propose to maintain the DLC listings in the UK and Australia, with listings of approximately equal size. We see this as a combination. Though proposing a material control premium, we would invite a number of Rio Tinto’s independent directors to join the company’s board. We would draw on the best people we could from the combined team to build the team that will manage this.

Slide 40

In summary, we have outlined a compelling value opportunity for Rio Tinto shareholders: 41% of the combined group pro rata exposure to value create. In unlocking value otherwise foregone, it provides an attractive value proposition for BHP Billiton shareholders with the additional prospect of greater prospective growth. By implementing this proposal, we would be creating the world’s premier resources company with an unmatched portfolio of high-quality assets. No company will be better positioned to take advantage and create value from the increased demand by increasing product delivery more quickly with greater efficiency to our customers. The combination is beneficial for customers and shareholders and we therefore believe the regulatory hurdles can be addressed. We will become an industry super major with the best collection of assets and growth profile, and most attractive capitalisation and market exposure. We believe this will be a core investment proposition and holding on a global basis, regardless of sector. The combination unlocks value unavailable by any other means, and we continue to seek the support of the Rio Tinto board and hope shareholders will also be supportive in helping us to achieve this objective.

QUESTION: Nice try, Marius. I certainly agree with you about the uplift to shareholder value for both sets of shareholders. I would probably describe it as obscene. My question relates to iron ore. You would have something like 270 million tons of capacity between you. The adverse freight differential to China to Brazil is about $50 a ton. You have been far more aggressive than Rio in trying to extract a proportion of this differential from your steel customers. It seems that if you control almost all the Western Australia iron ore production, you would have the steel industry over a barrel. If the deal is completed, will you give your steel customers any kind of assurance you will not try to secure some or all of that freight differential for the combined entity?

MARIUS KLOPPERS: Our approach towards prices is transparent and unchanged over many years. We want the market to dictate prices, and supply and demand to dictate where the price settles. We have been advocating this in all of our products, including iron ore. The best assurance I can give iron ore customers is to make more iron ore more quickly, and that is what this proposal intends to deliver.

QUESTION: You are seeking a recommendation from Rio Tinto. Are you excluding the option of proceeding with a merger without a recommendation and therefore restructure the offer, or are you keeping that option available?

BHP Billiton

Analyst Presentation

Proposed Combination With Rio Tinto To Unlock Value

12 November 2007

MARIUS KLOPPERS: At present, we want to get the story out. We are at the start of this journey. We are patient and our sole objective is to tell people about this unique value proposition and get Rio Tinto to engage so we can work together towards extracting this. I would not care to speculate today on what else eventuates down the road.

QUESTION: Will you proceed with the regulatory approvals immediately, irrespective of the response from Rio Tinto?

MARIUS KLOPPERS: We have had some initial contact with regulatory authorities, as one could expect. As we move forward, we will move forward all the elements of this deal in parallel, including that one.

QUESTION: You mentioned that a key driver will be the ability to high grade the combined growth portfolio of this company. Can you speak a little more about this, especially in the context of the Western Australia labour market where you and Rio Tinto are bidding against one another for contractors and personnel?

MARIUS KLOPPERS: That was not the first example that I thought of. The Western Australia labour market is tough, but the nature of the iron ore business expansions we have seen are basic construction techniques such as building bridges and railway lines. We have seen greater bottlenecks in the more sophisticated chemical and process environments. In the oil and gas sectors, everybody collides with skilled needs. I do not think that was the major value proposition here for the iron ore in the hot markets. The basis value proposition is that if you combine the various elements of iron ore – the resource, mine, rail and ports – you can configure them differently and expand the combined set in a different way to doing it separately. On high-grading other things, I would take my cue from some of the very effective work in the oil and gas sector when some of the super majors were put together. They focused on a completely transparent basis, taking the best opportunities from the combined portfolio and devoting attention to them and less to the tail of growth options.

QUESTION: Most synergies are in year seven, driven by volume growth. I gather that is principally in iron ore. Can you give some indication of what kind of price assumptions you are making? There must be large price assumptions on iron ore in year seven to reach that $2 billion figure.

MARIUS KLOPPERS: As we have looked at this combination, we have used our normal price protocols and not assumed anything different from what we would use for our normal investment proposition. I should point out that about half of the synergies come from cost savings and so on, which are substantially delivered in the first couple of years.

QUESTION: On the iron ore competition issue, you mentioned that marginal cost of supply drives the price. Is it not fair to say that over the last few years, that marginal cost of supply has largely been in the spot market, which has not reflected the contract price? Why is it that the best use of cash is to put in a buy back post the deal and not use it up front?

MARIUS KLOPPERS: The differential between the spot price and term price has in part been driven by an extremely tight freight market in the short term. However, for this combination, you should not look at the short term but at the long term. We have predicated this on those long-term, market-clearing supply and demand dynamics. The freight market will normalise; ships will be built. We look at this as a long-term event and you should not read in any opportunism around the short-run nature of that differential. Over the long run, we want the market to clear, a transparent indicator to tell us what the price is so we can get on with life. That is our stated objective, separate or in combination.

BHP Billiton

Analyst Presentation

Proposed Combination With Rio Tinto To Unlock Value

12 November 2007

How do we use the cash? We look at the $30 billion as a capital structure. The fundamental proposition is for shares, so that both sets of shareholders are offered the opportunity to participate in the combination.

QUESTION: I have read speculation in the press about the oil and gas division of BHP Billiton perhaps being sold if the deal goes through. Do you have any comment?

MARIUS KLOPPERS: There are no plans.

QUESTION: Looking at your $1.7 billion synergies, I suspect that includes the $0.8 billion synergies from Alcan which Rio Tinto made itself, or are these over and above that?

MARIUS KLOPPERS: These are the synergies this combination would deliver, not the previously stated synergies that Rio Tinto would extract from Alcan.

QUESTION: You will have quite a substantial lever over the Chinese steel producers. What angles would the Chinese have to scupper the deal in regulatory terms?

MARIUS KLOPPERS: I think the deal is good for consumers, and we will be producing more product in combination than separate. That is the message we would like to put out. Once we convey it properly, it will become apparent that this is customer friendly.

QUESTION: If I was to say they would disagree, what would be their routes or ways of influence in regulatory terms?

MARIUS KLOPPERS: It is difficult for me to speculate on two embedded sets of assumptions, first that they would view this as negative. It is very difficult for me to comment.

QUESTION: Under the proposal, a London shareholder would get less consideration than an Australian shareholder. Can you comment on the thinking behind the board and whether that was a deliberate decision on the part of BHP Billiton?

MARIUS KLOPPERS: It is deliberate. Our intention is to try to match the register weight with the income-producing assets. In terms of the mix and match, people can elect to receive whatever shares they want to.

I would now like to go to Sydney for some questions. No questions from Sydney so we shall loop back to London.

QUESTION: You have been fairly explicit with the synergies. The market will do the numbers and perhaps come to the conclusion that a premium is being offered in terms of the current proposal that is not enough. What are your thoughts around that?

MARIUS KLOPPERS: We think the proposition is compelling from all aspects. We have been explicit in the quantified synergies, but ultimately we believe the nature of the proposition is of a combination with ongoing participation by both sets of shareholders and ongoing sharing of the benefits. In some jurisdictions, people compare this transaction with an all-cash transaction where people are

BHP Billiton

Analyst Presentation

Proposed Combination With Rio Tinto To Unlock Value

12 November 2007

forced to crystallise tax positions, pay cash, exit the cycle and do not participate in the value created going forward. It is very important for us that everyone clearly differentiates that a scrip-for-scrip exchange is very different from a cash transaction.

QUESTION: You have talked a lot about anti-trust issues in iron ore, but the combined entity would have a large market share in a number of other commodities. Only a year or two ago, there was a look, for instance, in the copper concentrate business. Can you talk about some of the other areas where you think there may be some potential issues that you will have to address?

MARIUS KLOPPERS: We have looked at all of those in detail and, while we cannot compel the regulators towards a certain outcome, we feel very confident that the issues on all of the products that we would be combining here are very manageable and would not impact the fundamental tenet of the combined entity, nor the synergies that are available.

QUESTION: Why do this transaction now? Why do you think that the price that you are proposing – 41% of the combined company – is appropriate, given the pro forma combination of EBITDAs is 43% in Rio Tinto’s favour?

MARIUS KLOPPERS: The two companies have looked at various elements of this combination over a decade. It was well-publicised about 10 years ago that the two companies looked at a combination of the iron ore businesses in order to extract value. We have studied this over a period of time and very intensely over the last few years. The value proposition now is compelling, and we have proven to ourselves that we can achieve all of the elements. Against a demand backdrop of huge deficit, the ability to accelerate volumes becomes relatively more valuable. All of these things conspire to make this deal the right one for now.

In terms of the exchange ratio, with respect, we do not work from the same set of numbers. The ratio that you can calculate from the market valuation of the organisation will vary. Ultimately, however, in terms of the undisturbed share price 31 days prior to us approaching them, the offer constitutes a 28% premium. There are many metrics that the market takes into account when setting prices, of which EBITDA is just one. Type of asset, duration and margin should be included too. The most appropriate is to look at the undisturbed share price, prior to us making the approach.

QUESTION: Have you had any discussions with the Chinese government or are you expecting any involvement from it? It has been reported that a government entity bought 1% in Rio Tinto.

MARIUS KLOPPERS: Our primary approach has been to talk to our customers. We have done that not only with our Chinese customers, but with all of our customers, and we will be continuing that work over the coming period going forward. We have not had any discussions around stakes and so on. I could not comment on that.

QUESTION: First, could you remind me whether the scheme of arrangement is a 75% test by number of shares voted? Second, in terms of the EPS calculations, you are suggesting that it is EPS-accretive before accounting for the higher amortisation that would come from a write-off of the Rio Tinto assets, which are clearly substantial, given the price multiples that Rio trades on. When you are representing underlying EPS for the merged entity, assuming the deal goes through, would you do it on that basis? I did not think that you would be able to.

BHP Billiton

Analyst Presentation

Proposed Combination With Rio Tinto To Unlock Value

12 November 2007

MARIUS KLOPPERS: We have not stated any post-goodwill/amortisation/EPS figures today. We have not made them available, so I cannot comment on that. If I recall, the scheme of arrangement provisions in both jurisdictions are very similar and contain a 75% of shares voted provision, as you say.

QUESTION: In terms of the divestment of non-core assets, Rio was talking about divesting up to 10 billion in non-core assets. Do you have a number that you are looking to in terms of divestments? Could you flag any particular assets that you may or may not be looking to keep in the portfolio? Second, if you cannot reach agreement with Rio’s shareholders, is there any other way that you could look at extracting value from the two companies? I know that you looked a few years ago at merging the iron ore operations; are there other pooling arrangements that you could make to try to extract value if you could not get the two companies together?

MARIUS KLOPPERS: The proposition on the table is to combine the entirety of the two companies. We have not put any figure on non-core assets. I should highlight that we comb through our portfolio on an annual basis. We sell a couple of billion dollars’ worth every year. The combined company would be bigger and so we would probably sell a little bit more. We certainly do not envisage a programme at this stage.

In terms of other ways of extracting value, we should not focus on just one element of the many dimensions of the total value creation opportunity. We stated a number of them this morning, both active and prospective. We have not taken any single point value extraction initiatives to any further conclusion at this stage. Our proposition at the moment is to try to make people understand the compelling nature of this proposition and to get the Rio Tinto board to engage with us.

QUESTION: Could you give us some feedback in terms of what your customers have said so far on the proposal? Second, how much of the 1.9 or 3.7 synergy relates to the iron ore business?

MARIUS KLOPPERS: In terms of customer feedback, it is early days. We will be starting a more progressive set of engagements, so it is slightly too early to tell you exactly what they think. We have to talk to them about what we intend, specifically on volumes and so on, and we are really only talking about it here for the first time today. Second, we have not done any synergy breakout and put it into the market. The only split that we have done is by type, as we have shown in the presentation here today.

QUESTION: Could you elaborate on the volume gains from the Pilbara? Rio Tinto is quite aggressive on its volume tonnes and, arguably, quite some years ahead of BHP. It seems to me that BHP shareholders have more to gain from the Rio growth than vice versa. Where do you think the volume uplift can come from in the medium term?

MARIUS KLOPPERS: The volume uplift comes over the programmes that both companies have in place, have announced, and are busy executing. The base line is what is in the market already; it is beyond that and really connects to the way that you connect up railway lines, ports and ore bodies. The companies and the sets of infrastructure are not equally endowed in those various elements of the total system that makes up the total iron ore business, but it does take into account the base line of growth that has already been put into the market, which is where we start.

QUESTION: Rio Tinto has two railway lines and three ports, and will probably add another port. It seems that the Rio infrastructure will provide the volume uplift.

BHP Billiton

Analyst Presentation

Proposed Combination With Rio Tinto To Unlock Value

12 November 2007

MARIUS KLOPPERS: That is not our opinion. We think that, in combination, these infrastructures are going to be used more efficiently. We believe that it is a combination across all aspects of the business, including the resources, most importantly.

QUESTION: I know that this is based on ‘stronger for longer’ and that the sector is a different place than it was 12 or 15 years ago, when I first started following it, but we have seen a real progressive change, not least from the two leaders in the sector, in terms of moving from volume at all costs to financial discipline and a preparedness to pull back in times of downturn, which has gained a different view of the sector from investors. Quite a lot of what you have been saying smacks of old-style mining companies – volume at all costs – and you are going to have to use this argument quite strongly to convince the regulators. Is there no danger here that you are moving away from what gained you a re-rating from investors in terms of volume versus financial discipline?

MARIUS KLOPPERS: The reality is that the demand environment is so strong that, despite BHP Billiton, for example, putting more capital to work more aggressively than any other competitor, we have still not been able to satisfy the market with products. What is notable here is that we are creating a set of options that, we believe, will be triggered should our base case demand scenario eventuate. If the base case demand is not there, we will take a different set of decisions, but all of the comments that I have made this morning are against a demand backdrop where we believe China will continue to grow – we are confident of that – and where other developing economies are constructing their infrastructures and the world’s raw material consumption pattern is different. It is, however, ultimately all about value, and I do think that the company has shown and will continue to show a high degree of discipline in terms of adding volumes where demand is concerned.

QUESTION: To what extent can you prompt a response from Rio and over what time frame might you be able to do this?

MARIUS KLOPPERS: It is difficult to speculate, and anything that I say will be speculation. We are trying to get our message of enormous value creation in this combination across. There are a large amount of constituents to cover and I anticipate that we will work at that hard. I cannot say anything beyond that.

QUESTION: Is the post-year one EPS and cash flow accretion that you talk about pre or post the proposed buyback?

MARIUS KLOPPERS: The EPS accretion would be post the $30 billion buyback.

QUESTION: You make reference to a more efficient capital structure. Can you quantify that in any more detail in terms of some metrics?

MARIUS KLOPPERS: A single A credit rating is what we target for the combined entity. Adding the capital structures of the two constituent parts together with the buyback should give you quite a close indication of the debt level that we are targeting for the combined entity.

QUESTION: Is there any potential that Western Australia could interfere with the synergies that you mentioned in your presentation?

MARIUS KLOPPERS: We have to satisfy a number of regulators. We are confident that we can achieve that. I would not like to single that one out in particular, but we are confident that the overall proposal is achievable.

BHP Billiton

Analyst Presentation

Proposed Combination With Rio Tinto To Unlock Value

12 November 2007

QUESTION: I am still struggling to understand how you justify offering a lower value to the Rio plc shareholders than to the Rio Limited shareholders?

MARIUS KLOPPERS: We are offering shares that have equivalent economic status. Each share in each leg of the DLC holds exactly the same economic interest in another share, regardless of the exchange that it is listed on. At various times, these trade in different ways. We are exchanging one economic unit for another, and that is absolutely equivalent.

QUESTION: You have made a lot of reference to market prices in justifying the terms of the deal, but if you look at market prices over 31 days or any other recent period, they clearly have a different economic value, as judged by the market.

MARIUS KLOPPERS: We cannot act on all of the different trading options that are available. The fundamental proposition here is that each share confirms an equal right and share in the combined company. It is that principle that we will act on here.

QUESTION: Is Rio Tinto more attractive to you with Alcan than it was prior to Alcan, not just from a strategic perspective, but also from a value perspective? If it is, what was BHP’s position in terms of considering bidding on Alcan before Rio completed that acquisition?

Second, is the EPS and cash flow accretion on the $30 billion buyback based on the assumption that the entire buyback is completed in the first year? If not, what is the assumption around the timing of that buyback?

Third, how would you see BHP’s relative bargaining position change in the iron ore contract negotiations? The way it works now is that CVRD takes the lead, but following the merger, you could argue that negotiations should be led by BHP, in which case you could get some of the freight equalisation premium that you have looked for in the past.

MARIUS KLOPPERS: We are making a proposition for a combination with Rio Tinto. I would not like to speculate on whether that is more or less attractive. The core Alcan assets are absolutely Tier 1 and would fit very well in our portfolio.

On the contract negotiations, I want to reiterate what we have said before: in all of our products, we look for market prices. The more liquid traded market prices are there and the more they give a clear, discoverable price, the happier we are. It is not a question of bargaining position. Where we would like to reach is a point where the market clears and takes the price, and where that price is indicative of supply and demand. That is our position at the moment and will continue to be our position going forward.

ALBERTO CALDERON, CHIEF COMMERCIAL OFFICER: The buyback will be completed 12 months after closing.

MARIUS KLOPPERS: I would like to thank you all, and particularly those who have stayed up late or turned up at very short notice to attend this presentation. In closing, we believe that this is a compelling value proposition and a great story. Thank you very much.

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